EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Amounts in millions

Years ended June 30	2014	2013	2012	2011	2010
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	14,869	$14,783	$12,535	$14,759	$14,452
Fixed charges (excluding capitalized interest)	928	899	1,000	1,052	1,167
TOTAL EARNINGS, AS DEFINED	15,797	15,682	13,535	15,811	15,619

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	789	$754	$844	$888	$1,014
1/3 of rental expense	174	171	176	170	176
TOTAL FIXED CHARGES, AS DEFINED	963	925	1,020	1,058	1,190

RATIO OF EARNINGS TO FIXED CHARGES	16.4x	17x	13.3x	14.9x	13.1x